Exhibit 4.3

FIRST AMENDMENT TO PREFERRED SECURITIES GUARANTEE AGREEMENT

THIS FIRST AMENDMENT TO PREFERRED SECURITIES GUARANTEE AGREEMENT (the “Amendment”), dated as of January 26, 2011, between First Banks, Inc., a Missouri corporation (the “Guarantor”), and The Bank of New York Mellon Trust Company, N.A., a national banking association, as Guarantee Trustee (the “Guarantee Trustee”).

WITNESSETH:

WHEREAS, the Guarantor and the Guarantee Trustee are parties to that certain Indenture dated as of April 1, 2003 (the “Indenture”), pursuant to which 8.15% subordinated debentures due 2033 (the “Debentures”) have been issued by the Guarantor; and

WHEREAS, the Guarantor and the Guarantee Trustee are also parties to a Preferred Securities Guarantee Agreement dated April 1, 2003 (the “Guarantee Agreement”), pursuant to which the Guarantor guarantees certain payments to the holders (the “Holders”) of the preferred securities (the “Preferred Securities”) issued by First Preferred Capital Trust IV, a Delaware Statutory Trust (the “Trust”);

WHEREAS, the Indenture and Guarantee Agreement set forth certain restrictions on the Company’s activities during a period in which interest payments are being deferred under the Indenture (a “Deferral Period”);

WHEREAS, the Guarantor desires to amend Section 6.1 of the Guarantee to conform to certain amendments being made contemporaneously to the Indenture;

           WHEREAS, the Guarantor has obtained the consent of the Holders of not less than a majority in liquidation preference of the Preferred Securities to the Amendment and has delivered to the Guarantee Trustee evidence satisfactory to the Guarantee Trustee that such consents have been given and, as of the date hereof, have not been withdrawn or revoked;

WHEREAS, the Guarantor has requested the Guarantee Trustee join with it in the execution and delivery of this Amendment and has delivered to the Trustees an Officers’ Certificate and an Opinion of Counsel pursuant to Section 2.5 of the Guarantee Agreement;

WHEREAS, all other covenants and conditions precedent, if any, provided for in the Guarantee Agreement relating to the execution of this Amendment have been complied with as of the date hereof with respect to such authorization; and

WHEREAS, all things necessary to make this Amendment a valid agreement of the Guarantor in accordance with its terms have been performed, and the execution and delivery of this Amendment has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the covenants contained herein and intending to be legally bound hereby, the Guarantor and the Guarantee Trustee agree as follows:

ARTICLE 1.
AMENDED SECTION

Section 1.1.  Section 6.1 of the Guarantee Agreement is replaced in its entirety with the following language:

Section 6.1       Limitation on Transactions.  So long as any Preferred Securities remain outstanding, if there shall have occurred and be continuing an Event of Default under this Preferred Securities Guarantee, an event of default under the Trust Agreement or during an Extension Period (as defined in the Indenture), then (a) neither the Guarantor nor any of its Subsidiaries (as defined in the Indenture) shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (as such term is defined in the Indenture), except as permitted in such circumstances by the Indenture; (b) the Guarantor shall not make any payment of interest, principal or premium, if any, or repay, repurchase or redeem any debt securities issued by the Guarantor which rank pari passu with (including without limitation the Guarantor’s 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I, the Guarantor’s 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II and the Guarantor’s 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III) or junior to the Debentures or make any guarantee payments with respect to any guarantee of the Guarantor of the debt securities of any Subsidiary of the Guarantor if such guarantee ranks pari passu with or junior to the Debentures, other than payments under this Preferred Securities Guarantee, except as permitted in such circumstances by the Indenture.

ARTICLE 2.
MISCELLANEOUS

Section 2.1.  Ratification.  The Guarantee Agreement, as amended by this Amendment, is in all respects ratified and confirmed, and this Amendment shall be deemed part of the Guarantee Agreement in the manner and to the extent herein and therein provided.

Section 2.2.  Severability.  In case any one or more of the provisions contained in the Guarantee Agreement or this Amendment shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of the Guarantee Agreement or this Amendment, but the Guarantee Agreement and this Amendment shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 2.3.  Concerning the Guarantee Trustee.  The Guarantee Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Amendment or for or in respect of the recitals contained herein, or with respect to any document used in connection with the solicitation of consents from the Holders of Preferred Securities or the consents for such Holders, all of which recitals are made solely by the Guarantor.  All of the provisions contained in the Guarantee Agreement in respect of the rights, privileges, immunities, powers, and duties of the Guarantee Trustee shall be applicable in respect of the Amendment as fully and with like force and effect as though fully set forth in full herein.

Section 2.4.  Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Missouri, without regard to conflict of law principles thereof.

Section 2.5.  Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto and the Holders of any Preferred Securities then outstanding.

Section 2.6.  Headings. The headings used in this Amendment are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Amendment.

Section 2.7.  Counterparts. This Amendment may be executed in several counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

Section 2.8.  Definitions. Capitalized terms used herein and not otherwise defined herein shall have the same meanings assigned to such terms as in the Guarantee Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

FIRST BANKS, INC.

By:	/s/ Terrance M. McCarthy

Name:	Terrance M. McCarthy

Title:	President and Chief
Executive Officer

THE BANK OF NEW YORK
MELLON TRUST COMPANY, N.A.,
as Guarantee Trustee

By:	/s/ M. Callahan

Name:	M. Callahan

Title:	Vice President